Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”), following the Notice to the Market released on November 21, 2024, informs its shareholders and the market in general that on this date, after fulfilling all precedent conditions for this type of operation, including approval by competition authorities, it has concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd. for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”).

With the closing of this transaction, the Company now holds 100% of the share capital of Gerdau Summit.

São Paulo, February 10, 2025.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer

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